WINTERGREEN FUND, INC.

MULTIPLE CLASS PLAN PURSUANT TO RULE 18F-3

This Multiple Class Plan (the “Plan”) has been adopted pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”) by a majority of the Board of Directors of Wintergreen Fund, Inc. (the “Fund”), including a majority of those Directors who are not interested persons of the Fund as defined in the 1940 Act (the “Independent Directors”), with respect to the Fund.

The Plan, in accordance with Rule 18f-3 under the 1940 Act, (i) designates classes of shares of the Fund and (ii) sets forth the differences between the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges.

The Fund’s Board of Directors, including a majority of the Independent Directors, has determined that the Plan, including the allocation of expenses, is in the best interests of the Fund and each class of shares offered by the Fund.

I. CLASSES OFFERED. The Fund’s shares are divided into Investor Class and Institutional Class shares. Investor Class shares shall be available to all investors and will be sold by the principal underwriter for the Fund (the “Distributor”) and by banks, securities brokers or dealers and other financial institutions that have entered into a selling agreement with the Distributor. Institutional Class shares will be available only to certain eligible investors as disclosed in the Fund’s prospectus.

A. INVESTOR CLASS SHARES. Investor Class shares shall be offered at net asset value per share and subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act. The distribution plan for the Investor Class shares allows for the payment of a distribution fee up to 0.25% of average daily net assets of the Investor Class shares to pay (a) for services or expenses primarily intended to result in the sale of the Investor Class shares; and (b) others who render assistance in distributing, promoting or providing shareholder services to shareholders of the Investor Class shares of the Fund.

B. INSTITUTIONAL CLASS SHARES. Institutional Class shares shall be offered at the net asset value per share. Institutional shares are NOT subject to Rule 12b-1 distribution fees or shareholder service fees.

II. EXPENSE ALLOCATION. All expenses of the Fund shall be allocated among each of the Classes in accordance with Rule 18f-3 under the 1940 Act, except that (i) the fees and expenses incurred by the Fund under distribution plan shall be allocated to the Investor Class shares. Subject to the approval of the Fund’s Board of Directors, including a majority of the disinterested Directors, the following “Class Expenses” may be allocated on a class-by-class basis:

1.	transfer agency and other record keeping costs;

2.	Securities and Exchange Commission and blue sky registration or qualification fees;

3.	printing and postage expenses related to printing, preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of a particular class or to regulatory authorities with respect to such class;

4.	audit or accounting fees or expenses relating solely to such class;

5.	the expenses of administrative personnel and services as required to support the shareholders of such class;

6.	litigation or other legal expenses relating solely to such class;

7.	Directors fees and expenses incurred as a result of issues relating solely to such class; and

8.	other expenses subsequently identified and determined to be properly allocated to such class.

All expenses not now or hereafter designated as Class Expenses (“Fund Expenses”) will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

III. WAIVERS AND REIMBURSEMENTS. The investment adviser of the Fund (the “Adviser”) or Distributor may choose to waive or reimburse Rule 12b-1 fees, transfer agency fees or any Class Expenses on a voluntary, temporary basis. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

IV. INCOME, GAIN AND LOSSES. Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

V. CONVERSIONS. Institutional Class shares held by a person that is no longer eligible to own such shares may be converted to Investor Class shares from time to time upon written instruction from the Fund to the Fund’s transfer agent, provided that (1) the investor is given prior notice of the proposed conversion and (2) the conversion is effected on the basis of the relative net asset values of the two Classes without the imposition of any sales load, fee or other charge. Persons who hold Investor Class shares that are eligible to own Institutional Class shares may convert their Investor Class shares into Institutional Class shares by providing notice to the Fund’s transfer agent on the basis of the relative net asset values of the two Classes without the imposition of any sales load, fee or other charge. Any such conversion will occur at the respective net asset values of the share Classes next calculated after the Fund’s receipt of the investor’s request in good order.

VI. VOTING AND OTHER RIGHTS. Each Class of shares shall have (a) exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangements; (b) separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of the other class; and (c) in all other respects, the same rights and obligation as the other class.

III. AMENDMENTS TO THE PLAN. The Plan may not be materially amended to change its provisions unless a majority of the Directors of the Fund, including a majority of the Directors who are not interested persons of the Fund within the meaning of the 1940 Act, shall find that the Plan, as proposed and including the expense allocations, is in the best interest of each Class individually and the Fund as a whole.